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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               -------------------

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

     [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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THE FOLLOWING LETTER FROM JOHN-PIERRE RODIER, PECHINEY'S CHAIRMAN AND CHIEF
EXECUTIVE OFFICER, WAS SENT TO PECHINEY GROUP EMPLOYEES ON SEPTEMBER 12, 2003. PECHINEY'S SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE, ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.



                                 [PECHINEY LOGO]


           Message from the Chairman & CEO to Pechiney Group personnel

                               September 12, 2003
Madam, Sir,

We have just signed an agreement with Alcan's management based on a new offer which reflects the real value of Pechiney and which takes into account the interests of the company, its employees and shareholders.

This agreement has been approved by Pechiney's Board of Directors which considers that it respects the following points:

     o Alcan has made a formal commitment to our Board of Directors to put into place a process which would achieve a fair split of management responsibilities, which is the best way of protecting the interests of Pechiney's employees. Alcan has also agreed to maintain the industrial workforce.

     o With regards to our shareholders, the abnormally low price against which we have fought since the very beginning, has been increased from the initial EUR41 to a price situated between EUR47.5 and EUR48.5, a level which to us appears to value the company correctly taking into account the current economic climate.

I remain convinced that hostile take-overs, even if today they are a part of the business environment, do not offer the best foundations upon which to forge a common future. My duty as head of the company was therefore to bring Alcan, if they really wanted their project to conclude, to reopen discussions in improved conditions. This is now a reality thanks to the efficiency and hard work of all of Pechiney's staff who rallied around me during the summer and who continued to serve out clients and ensure the continued progress of our company.

This agreement is subject to the authorization by the relevant European and US competition authorities. Were they not to give their go ahead, each company would be relieved from the agreement. As you know, Pechiney has followed a stand-alone strategy for several years, which allows us to continue to develop and prosper independently.

I am confident in the strengths and the future prospects of our company. I sincerely believe that the agreement we have reached is a good agreement and I wanted to thank you for the confidence you continue to show me.

Yours sincerely

/s/:  Jean-Pierre Rodier

Jean-Pierre Rodier
Chairman & Chief Executive